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SECU[RITIES AND EXCHANGE COMMISSION]

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MAR 05 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWCOURT SECURITIES, LTD (Company)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Waring Rd
(No. and Street)

Pound Ridge (City) NY (State) 10576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M Lawrence (914) 764-1590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck and Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle (Address) Bethlehem (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter M Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWCOURT SECURITIES, LTD (Company), as of Deccember 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

BRIDGET ASARO LAWRENCE
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCOURT SECURITIES, LTD

(SEC I.D. No. 8-52229)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Newcourt Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newcourt Securities, Ltd. as of December 31, 2020, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Newcourt Securities, Ltd.'s management. Our responsibility is to express an opinion on Newcourt Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newcourt Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Newcourt Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Newcourt Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Newcourt Securities, Ltd.'s auditor since 2017.

Bethlehem, Pennsylvania

February 26, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Newcourt Securities, LTD
Statement of Financial Condition
December, 31 2020

ASSETS	2020
Cash	$ 1,023
Clearing deposit	100,097
Total Assets	101,120
LIABILITIES AND TOTAL SHAREHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	6,471
Due to Clearing Broker	400
Total Liabilities	6,871
Common stock, No Par 10 Shares Authorized Issued and Outstanding	1,000
Additional paid-in capital	475,222
Accumulated Deficit	(381,973)
Total Shareholder's Equity	94,249
Total Liabilities and Shareholder's Equity	$ 101,120

See notes to the Financial Statments and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Operations
For the Year Ending December, 31 2020

	2020
Revenues:	
Income	$ 1,615
Interest Income	295
Total Revenues	$ 1,910
Costs and Expenses:	
Bank Service Charges	295
Clearing Expenses	13,144
Computer	780
Fees	545
Insurance	944
NYS Corporate Tax	(113)
Postage and Delivery	33
Professional Fees	14,579
Telephone	3,914
Total Costs and Expenses	$ 34,121
Net Income(Loss)	$ (32,211)

See notes to the Financial Statments and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Cash Flows
For the Year Ending December, 31 2020

Cash Flows From Operating Activities:		
Net Income(Loss)	$	(32,211)
Adjustment to reconcile net income(loss) to net cash used by operating activities:		
(Increase)Decrease in Clearing Deposit		1,032
(Decrease)Increase in accounts payable and accrued expenses		283
(Increase)Decrease in due to Clearing Broker		(5,894)
(Decrease)Increase in Unearned Revenue		(1,615)
	$	(38,405)
Net Cash Used By Operating Activities		
	$	(38,405)
Cash Flows From Financing Activities:		
Net Cash Provided by Financing Activities		33,200
Net (Decrease) Increase In Cash		(5,205)
Cash at beginning of the year		6,228
Cash at end of the year	$	1,023
Income Taxes Paid Year Ended Dec 31 2020		0
Interest Paid Year Ended Dec 31 2020		0

See notes to the Financial Statments and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Changes in Stockholder's Equity
For the Year Ending December, 31 2020

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2020	$ 1,000	$ 442,022	$ (349,762)	$ 93,260
Net Income(Loss)	-	-	(32,211)	(32,211)
Shareholder's Contributions	-	33,200	-	33,200
Balance, December 31, 2020	$ 1,000	$ 475,222	$ (381,973)	$ 94,249

See notes to the Financial Statments and Report of Independent Registered Public Accounting Firm.

NEWCOURT SECURITIES, LTD
NOTES TO FINANCIAL
STATEMENTS DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Newcourt Securities, Ltd (Company) was formed November 24, 1999 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company is engaged in private placement of securities, brokerage retailing of corporate and US Government debt securities and brokerage services relating to mortgages or other receivables.

Pursuant to agreements between the Company and Hilltop Securities all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Contracts with Customers

The Company provides private placement of securities services to its customers. Revenue for private placement services is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at HILLTOP with a cash balance of at least $100,000.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 20 20 , as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $94,249 which was $89,249 in excess of the FINRA minimum capital requirement.

4. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. RISKS AND UNCERTAINTIES

The Covid-19 pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible.

7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Balance Sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2021, which is the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events which took place that would have a material impact on its financial statements.

Newcourt Securities, LTD
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December, 31 2020

		2020
Net Capital:		
Total stockholder's equity		94,249
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		-
Net capital before haircuts on securities positions		94,249
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	94,249
Aggregate Indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	6,871
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	458
Minimum net capital required	$	5,000
Excess net capital	$	89,249
Net capital less greater of 10% of total AI or 120% of min. net capital	$	88,249
Percentage of aggregate indebtedness to net capital is		7%

Reconciliation of net capital as originally reported to the above computation

Net Capital as reported on FOCUS Form X-17A-5 Part IIA (unaudited)	$	94,571
Audit adjustments		(322)
Net capital as reported above	$	94,249

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Newcourt Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Newcourt Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Newcourt Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Newcourt Securities, Ltd. stated that Newcourt Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Newcourt Securities, Ltd. also asserts that it has no other obligations under the provisions of 17 C.F.R. §15c3-3 as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Newcourt Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newcourt Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 26, 2021

NEWCOURT SECURITIES, LTD.
Member FINRA/SIPC

23 Waring Road
Pound Ridge, NY 10576
(914) 764-1590
FAX (914) 764-1595

Assertions Regarding Exemption Provisions

We, as members of management of Newcourt Securities, Ltd ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the

Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2020 through December 31, 2020.

Newcourt Securities, Ltd

By: ______________________

Peter M Lawrence, President

February 26, 2021